CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

02015427

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C, 20549
U.S.A.

FEB 2 5 2002

February 4, 2002

SUPPL

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases of 28 January and 1 February 2002, concerning sale of properties made by Castellum and Press Release of 29 January concerning the company's Year-end Report for 2001.

Very truly yours,
CASTELLUM AB

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Håkan Hellström
p.p. Gun Åberg

dw 2/27

Encl.

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

Issuer: Castellum
File NO.: 82-4683

PRESS RELEASE

Gothenburg, January 28, 2002

Castellum sells properties with a capital gain of SEKm 58

The real estate company Castellum has, through its local subsidiaries, sold 19 properties in Greater Gothenburg and Mälardalen for SEK 248 million, with a total capital gain of SEK 58 million.

Before the year-end, the subsidiary Aspholmen Fastigheter AB, in one transaction, disposed of all its properties in the town of Enköping. The transaction involved ten properties, mostly residential, of in all 17,950 square metres lettable area. The total sales price amounted to SEK 103 million, which resulted in a capital gain of SEK 2 million that will be assigned to 2001. Consequently, the total capital gains from property sales during 2001 amount to SEK 129 million.

After the year-end, Eklandia Fastighets AB, has disposed of in all seven residential properties in central Gothenburg. In the district Linnéstaden, four properties of 5,830 square metres were sold to new housing co-operatives at a total sales price of SEK 71 million with a capital gain of SEK 33 million. Furthermore, two residential properties of 2,893 square metres in the district Stampen were sold, in one transaction, for SEK 26 million with a capital gain of SEK 7 million. In addition, a property of 2,642 square metres in the district Olskroken was disposed of at a total of SEK 31 million with a capital gain of SEK 8 million.

Harry Sjögren AB has sold a retail property of 1,677 square metres in Alingsås. The sales price amounted to SEK 10 million and the capital gain was SEK 4 million. Moreover, Aspholmen Fastigheter AB has sold a retail property of 1,600 square metres in Örebro at a sales price of SEK 7 million with a capital gain of SEK 4 million.

Consequently, the total capital gains from property sales during 2002 amount so far to SEK 56 million.

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises commercial premises as well as residential housing, amounts to 2.3million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholm Exchange O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

PRESS RELEASE

Gothenburg, January 29, 2002

Castellum's profit SEK 426 million - an improvement per share of 22%

- **Net income after tax for 2001 amounts to SEK 426 million equivalent to earnings per share of SEK 10.39, compared with SEK 8.49 previous year.**
- **Income from property management per share improved 24% to SEK 10.68**
- **Net asset value per share was SEK 171 at the end of the year.**
- **The Board proposes an increased dividend of SEK 6.50 per share.**

The net income after tax for 2001 amounts to SEK 426 million compared with SEK 396 mlllion during previous year. Earnings per share improved 22% to SEK 10.39, compared with SEK 8.49 during 2000. The cash flow from property management amounts to SEK 546 million equivalent to SEK 13.32 per share, compared with SEK 10.72 previous year.

The income from property management, i.e. the net income excluding capital gain from property sales and tax amounted to SEK 438 million, equivalent to SEK 10.68 per share, which is an improvement of 24% compared with previous year. The improvement has mainly been achieved through increased rental income. Implemented acquisitions and investments in existing properties, together with the redemption and repurchase of own shares, which took place during 2000, have also contributed to the increase in profit.

During 2001, 43 properties were sold for a total of SEK 635 million, with a capital gain of SEK 129 million compared with SEK 142 million during previous year. The acquisitions and investments during the year amounted to SEK 1,741 million compared with SEK 1,352 million during 2000.

As at year-end, Castellum has made a valuation of all the properties. The net asset value per share was then calculated to SEK 171.

At today's meeting, the Board of Directors decided to propose to the General Annual Meeting a dividend of SEK 6.50 per share and as record day for dividend Tuesday, March 26, 2001, was proposed. The Board decided also to propose that the AGM would re-authorize the Board to decide on purchase and transfer of own shares.

— *"It is gratifying that 2001 was the fourth year in a row with an earnings improvement of more than 20%," comments Castellum's CEO, Lars-Erik Jansson. "Successful leasing and renegotiating operations with increased rental income as well as acquisitions and investments made during the year were the principle explanations for the improvement. I also look with confidence to 2002 when we will see the full outcome of last year's leasing, renegotiations and completions. In addition, we have a continued stable situation on our local markets," adds Lars-Erik Jansson.*

Enclosure: Year-end Report 2001

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises mainly commercial properties, amounts to 2.3 million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholm Exchange O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM


In Västerås, Castellum acquired last autumn the so called Village of Technology in the Kopparlunden area, where modern office premises have been created in a district, which is rich in tradition and centrally situated close to the university.

Year-end Report 2001

Year-end Report 2001

Castellum is one of the major, listed real estate companies in Sweden operating solely in the property sector. The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

- Net income after tax was SEK 426 million, equivalent to SEK 10.39 per share - an increase by 22 % compared with previous year.
- Income from property management per share rose 24 % to SEK 10.68.
- The net asset value per share amounted to SEK 171 at year-end.
- The Board proposes an increased dividend of SEK 6.50 per share.

Data per share

SEK	2001		2000		1999		1998		1997
Income after tax	10.39		8.49		6.56		5.24		4.20
Change		*+22 %*		*+29 %*		*+25 %*		*+25 %*	
Income property management	10.68		8.60		6.92		5.50		4.74
Change		*+24 %*		*+24 %*		*+26 %*		*+16 %*	
Cash flow management	13.32		10.72		8.70		7.14		6.30
Change		*+24 %*		*+23 %*		*+22 %*		*+13 %*	
Dividend	6.50		5.50		4.50		3.50		2.75
Change		*+18 %*		*+22 %*		*+29 %*		*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/ industrial premises concentrated in selected towns and locations.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locallly managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding amounts previous year. For definitions see Castellum's website www.castellum.se

Income from property management for the year, i.e. net income excluding capital gains from property sales and tax, amounted to SEK 438 million (401), equivalent to SEK 10.68 (8.60) per share. Improvement per share of 24 % has been achieved chiefly through management improvements, such as increased rental income, raised occupancy rates and realized investments. The redemption and repurchase of own shares made during 2000 has also influenced earnings per share positively. On average, the improvement has amounted to 23 % per year since the company was listed in 1997.

Income from property management per share, SEK



Isolated quarter, bars
Rolling annual value, line
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001

Cash flow from property management totalled SEK 546 million (500), equivalent to SEK 13.32 (10.72) per share - an improvement of 24 % against previous year.

Capital gains from property sales amounted to SEK 129 million (142). Net income for the period was SEK 426 million (396), representing earnings per share of SEK 10.39 (8.49) - an improvement of 22 %.

Rental income

Group rental income for the period was SEK 1,571 million (1,435). Rental income has improved partly because of a higher rental value, partly a higher occupancy rate and a larger property portfolio.

For office and retail properties, the average contracted rental level amounts to SEK 954 per square metre, a rise of 5 % for corresponding units compared with previous year. For warehouse and industrial properties, the average rental level is SEK 536 per square metre, which is an increase of about 6 %.

Of the contracts renegotiated during 2001, around one third have been extended whilst a smaller proportion have been terminated for moving out. Remaining renegotiations have brought about increased rental levels of on average 18 %.

Lease expiry structure

Term	No. of leases	Lease value, SEKm	Percentage of value
2002	769	163	11 %
2003	1 057	344	24 %
2004	820	372	26 %
2005	454	278	19 %
2006	111	138	9 %
2007 +	62	157	11 %
Sum commercial	3 273	1 452	100 %
Residential	2 129	131	
Parking spaces and other	2 027	37	
Total	7 429	1 620	

The economic occupancy rate for office and retail properties has increased over the year by 0.6 percentage units to 93.4 %. Corresponding figures for warehouse and industrial properties are 1.1 percentage units and 91.1 % respectively.

Net leasing (i.e. gross leasing minus contracts terminated) during the year means increased rental income of SEK 52 million (94) on an annual basis. Of the contracts terminated during the year, SEK 13 million relates to the vacation of properties which will take place during the first half-year of 2003 or later.

Rental value and occupancy rate (commercial properties)



Rental value SEK/m2 column chart
Economic occupancy rate, curve
850
800
750
700
650
600
550
500
95 %
93 %
91 %
89 %
87 %
85 %
83 %
81 %
Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001

The table on page 8 shows both the rental levels and the occupancy rates for both property categories and local markets.

Castellum´s lease portfolio has a wide risk spread. The largest single lease accounts only for 0.9 % of the Group´s total rental income and the largest single tenant accounts for about 1.8 %, with a spread of different operations, several leases, different locations and spread maturity dates. The table below shows that Castellum´s commercial lease portfolio is also spread widely over many sectors.

Commercial contracts distributed on sectors

Sector (GICS-code)	Number of leases	% of lease value
Energy (10)	12	0 %
Materials (15)	81	5 %
Capital goods (2010)	397	15 %
Commercial Services & Supplies (2020)	633	11 %
Transportation (2030)	141	8 %
Retailing (2550)	628	16 %
Other Consumer Durables and Services (2510-2540)	406	9 %
Consumer Staples (30)	98	4 %
Health Care (35)	158	5 %
Financials (40)	103	3 %
Software and Services (4510)	205	9 %
Technology Hardware & Equipment (4520)	132	7 %
Telecommunication Services (50)	91	1 %
Utilities (55)	7	0 %
Public sector etc.	181	7 %
	3 273	100 %

Despite market uncertainty, both demand and rental levels on Castellum's market sections continued to be stable at the end of the year. The net leasing and the renegotiation that took place during the year, together with projects completed during the year, will give full result effects during 2002 in the form of increased rental income. Added to this is the effect of the index-linked increases in existing contracts, which will take place during 2002. Overall, this gives reasons for a positive view of the development of rental income in the coming year.

Property costs

Property costs amounted to SEK 544 million (513) corresponding to 237 SEK/sq.m (225). Distribution among different types of costs and properties are shown in the following table.

Property costs per square metre

SEK/sq.m.	Office/Warehouse Retail	Industrial	Residential	Total
Operating expenses	152	78	200	119
Maintenance etc	60	31	68	46
Ground rent	9	7	0	7
Real estate tax	42	9	28	26
Direct property costs	263	125	296	198
Leasing and property management	–	–	–	39
Total	263	125	296	237

Cost savings achieved through operational rationalisations have not been able to compensate fully for municipal fees and energy prices. Some operational cost increases, for example heating costs, have been debited the tenants.

Net operating income before depreciation

Net operating income before depreciation was SEK 1,027 million (922), equivalent to a yield of 9.1 % (8.9). The development of yield since 1997 is shown in the diagram below. The reduction in the fourth quarter of each year is caused by seasonal variations in property costs.

Yield


10 %
9 %
8 %
7 %
6 %
5 %
6.7 %
7.5 %
8.1 %
8.4 %
8.9 %
9.1 %
1997
1998
1999
2000
2001

Depreciation

Castellum's depreciation amounted to SEK 108 million (100). Depreciation consisted mainly of 1 % depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During 2001, 43 properties (43) were sold for a total of SEK 635 million (598), with a capital gain of SEK 129 million (142). Of the sales during the year, 26 related to residential properties, entered at SEK 320 million and sold at a capital gain of SEK 72 million. Moreover, 17

commercial properties with a book value of SEK 186 million were disposed of at a capital gain of SEK 57 million.

After the end of the financial year 9 properties has been sold for SEK 145 million at a capital gain of SEK 56 million.

Central administrative expenses

Central administrative expenses were SEK 67 million (61). This includes costs for an profit and share price related incentive programme for senior management of SEK 15 million (11).

Net financial items

Net financial items, which were SEK –414 million (-360), of which interest subsidies were SEK 2 million (5) and dividends SEK 5 million (5), were affected by SEK 32 million, compared with the previous year, by further interest costs in the form of the redemption and repurchase program carried out during 2000 and which included 9,000,000 shares at a total of SEK 900 million.

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is however a non cash-flow affecting deferred tax cost of SEK 141 million (143) chiefly referring to the fiscally accelerated depreciation of the year and used tax losses brought forward.

	Basis paid tax	Basis deferred tax
Income before tax	567	–
Fiscally accelerated depreciation	– 185	135
Difference fiscal and book value sold properties etc	50	
Used tax losses brought forward	– 367	367
Other tax allowances	– 65	–
Total basis	0	502
Of which 28 % paid/deferred tax	0	141

Due to other tax allowances of SEK 65 million, mainly attributable to a tax deficit by the liquidation of a subsidiary, the year's tax costs amounted to 25 %.

Remaining tax losses brought forward are estimated to amount to SEK 959 million, whereas the properties' book value is estimated as exceeding the fiscal residual value by SEK 503 million. The deferred tax claim of SEK 127 million in the balance sheet corresponds to 28 % of the net of these two entries.

Real estate portfolio

Castellum's real estate portfolio at the end of the year amounted to 526 properties (547) with a total rental value of SEK 1,698 million (1,595) and a book value of SEK 12,176 million (11,044). The properties' total lettable area was 2,338,000 square metres (2,309,000). List of properties – see www.castellum.se.

The real estate portfolio consists entirely of Swedish properties in 34 municipalities (35), and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio, equivalent to 75 % of the properties rental value at the year-end, is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated working areas with good communications and services in larger towns.

Castellum's remaining residential properties are located in central attractive sites mainly in Gothenburg and Helsingborg. Together, these towns have 88 % of the residential portfolio. Over a five-year period, the residential share of the portfolio has been reduced from 26 % to the current 8 %.

Investments and sales

During the year the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2001	11 044	547
+ Acquisitions	674	22
+ Investments in existing properties	1 067	–
– Sales	– 506	– 43
– Depreciation	– 103	–
Real estate portfolio 31-12-2001	12 176	526

During the year investments totalling SEK 1,741 million (1,352) were made, of which SEK 674 million (801) were acquisitions and SEK 1,067 million (551) investments in existing properties. Of the total investments, SEK 561 million related to the Öresund Region, SEK 453 million to Greater Stockholm, SEK 290 million to Mälardalen, SEK 286 million to Greater Gothenburg and SEK 151 million to western Småland.

Among the larger completed investments during the year, could be mentioned the office building "Guldet" at Lilla Bommen in central Gothenburg, which was occupied during the summer, for a total of approx. SEK 160 million (of which SEK 138 million was accrued during 2001) and the office building "Flygvärdinnan" in Malmö for a total of SEK 63 million (of which SEK 60 million was accrued in 2001).

Among the larger ongoing projects could be mentioned the construction of "Forskaren" in Lund with 20,000 square metres of office space at a total of SEK 245 million and the project "Ekenäs" in Akalla, a new construction of about 12,000 square metres of office premises for a total of SEK 220 million.

The remaining investment volume relating to started, unfinished projects amounts to approx. SEK 260 million, as shown in the following table.

Ongoing projects

Project	Investment SEKm to 2001	2002	Complete
Forskaren, Lund	240	5	Quarter 1, 2002
Ekenäs, Stockholm	155	65	Quarter 1-2, 2002
Hälsingland, Malmö	50	30	Successively during 2002
Citygallerian, Malmö	25	30	End 2002
Hansacompagniet, Malmö	35	20	Quarter 2, 2002
Vimpeln, Uppsala	20	12	Quarter 2, 2002
Flygfyren, Malmö	25	7	Successively during 2002
Trucken, Borås	21	5	Quarter 1, 2002
Other	229	86	
Sum	800	260	

The following diagram shows acquisitions, sales and investments in existing properties.

Investments and sales per year


SEKm
2 500
2 000
1 500
1 000
500
0
- 500
- 1 000
Investments in existing properties
Acquisitions
Property sales
1997
1998
1999
2000
2001

Organisation

Market and customer structure is different in different places, which requires good local knowledge to correctly understand customer needs. Castellum's properties are therefore owned and managed by locally established subsidiaries under their own names (see below) and with accessibility, day-to-day customer care and customer adapted service as their main guiding principles.

Administration is mainly carried out by our own personnel. This provides detailed knowledge of the properties and individual tenants and effective customer processing.

During the year, the group had an average of 180 employees (181).

CASTELLUM

Eklandia Fastighets AB	Harry Sjögren AB	BRIGGEN	BROSTADEN	CORALLEN	ASPHOLMEN FASTIGHETER AB
Central Gothenburg, east Gothenburg	South-west Gothenburg, Mölndal and Borås	Malmö, Lund and Helsingborg	Stockholms inner suburbs	Värnamo, Jönköping and Växjö	Örebro, Uppsala and Västerås

Real estate portfolio as at 31 December 2001

	No. of properties	Area sq.m.	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	62	258	2 062	*7 996*	259	*1 003*	95.3 %	247	60	*231*	187	9.1 %
Öresund Region	35	193	1 452	*7 543*	196	*1 018*	93.2 %	182	52	*271*	130	9.0 %
Greater Stockholm	36	230	1 481	*6 443*	252	*1 096*	93.9 %	237	81	*348*	156	10.6 %
Western Småland	29	147	714	*4 845*	109	*741*	89.8 %	98	33	*225*	65	9.1 %
Mälardalen	41	179	976	*5 452*	144	*804*	91.9 %	132	39	*220*	93	9.5 %
Sum office/retail	**203**	**1 007**	**6 685**	***6 641***	**960**	***954***	**93.4 %**	**896**	**265**	***263***	**631**	**9.4 %**
Warehouse/Industrial												
Greater Gothenburg	79	392	1 490	*3 797*	207	*528*	92.5 %	192	45	*113*	147	9.9 %
Öresund Region	32	205	591	*2 884*	108	*526*	88.4 %	95	25	*125*	70	11.8 %
Greater Stockholm	29	165	625	*3 794*	117	*710*	94.4 %	110	35	*213*	75	12.0 %
Western Småland	37	199	425	*2 132*	81	*405*	85.2 %	69	14	*71*	55	12.9 %
Mälardalen	24	121	356	*2 947*	67	*556*	92.3 %	62	16	*130*	46	13.0 %
Sum warehouse/ industrial	**201**	**1 082**	**3 487**	***3 222***	**580**	***536***	**91.1 %**	**528**	**135**	***125***	**393**	**11.3 %**
Residential												
Gothenburg	45	68	426	*6 282*	59	*868*	99.5 %	59	22	*320*	37	8.7 %
Helsingborg	23	68	472	*6 917*	58	*852*	98.3 %	57	18	*268*	39	8.2 %
Other 3 towns	6	15	117	*7 784*	15	*1 018*	94.0 %	15	5	*313*	10	8.3 %
Sum residential	**74**	**151**	**1 015**	***6 718***	**132**	***876***	**98.3 %**	**131**	**45**	***296***	**86**	**8.4 %**
Sum	**478**	**2 240**	**11 187**	***4 994***	**1 672**	***747***	**93.0 %**	**1 555**	**445**	***198***	**1 110**	**9.9 %**
Leasing and property administration costs									86	*39*	– 86	– 0.8 %
Net operating income/yield after leasing and property administration costs									**531**	***237***	**1 024**	**9.1 %**
Development projects	16	98	829	–	26	–	–	18	6	–	12	–
Undeveloped land	32	–	160	–	–	–	–	–	–	–	–	–
Total	**526**	**2 338**	**12 176**	**–**	**1 698**	**–**	**–**	**1 573**	**537**	**–**	**1 036**	**–**

The above table relates to the properties owned by Castellum at the end of the year. The discrepancy between the net operating income of SEK 1,036 million accounted for above and the net operating income of SEK 1,027 million in the income statement is explained by the deduction of the net operating income of SEK 30 million on properties sold during the year, as well as the adjustment of the net operating income of SEK 39 million on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

Rental value, by property type excl.projects


Office/Retail 57 %
Warehouse/ Industrial 35 %
Residential 8 %

Rental value, by geographical area excl.projects


Greater Gothenburg 31 %
Öresund Region 22 %
Western Småland 12 %
Greater Stockholm 22 %
Mälardalen 13 %

Property-related ratios

	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	747	694	665	656	641
Economic occupancy rate	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	237	225	231	248	261
Net operating income, SEK/sq.m.	457	416	376	342	307
Yield	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum as of 31 December 2001 is summarized in the following graph:


Shareholders' equity
3 843 SEKm (30 %)
Non interest-bearing liabilities
620 SEKm (5 %)
Interest-bearing liabilities
8 254 SEKm (65 %)

Shareholders´ equity

Shareholders´ equity was SEK 3,843 million (3,642) representing an equity/assets ratio of 30 % (32).

The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. As a tool to regulate the company´s capital structure, Castellum can repurchase its own shares up to a maximum of 10 percent of all shares in the company, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. No repurchase of our own shares was made during 2001. The board will propose to the AGM that the mandate for repurchase own shares should be extended.

Interest-bearing liabilities

As of 31 December 2001, Castellum had binding credit agreements totalling SEK 9,893 million (9,105), of which SEK 8,254 million (7,245) were utilized. After the deduction of liquid assets of SEK 20 million (11), net interest-bearing items were SEK 8,234 million (7,234). The average duration of the credit agreements was 4.1 years. These guarantee credit for Castellum at a fixed margin during the life of the agreements.

The average effective interest rate as of 31 December 2001 was 5.8 % (5.9). The average fixed interest term on the same date was 2.3 years (2.2) and the share of loans with interest rate maturity during the next 12 months was 23 % (29). The interest rate maturity structure has been achieved through long fixed interest terms on underlying loans and by the extension of loans with short fixed interest terms through interest-swap agreements and collars. According to the Financial Policy, the average fixed interest term in the group will be 2-4 years.

Interest rate maturity and loan maturity structure on 31-12-2001

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	1 907	5.8 %	1 401	267
1–2 years	2 064	5.6 %	14	14
2–3 years	1 611	5.7 %	26	26
3–4 years	1 200	6.3 %	1 250	1 250
4–5 years	1 052	5.6 %	7 202	6 677
5–10 years	400	5.7 %	–	–
Total	8 234	5.8 %	9 893	8 234



Net Asset Value

Castellum has internally valued all properties as of 31 December 2001. The valuation was carried out in a uniform way and was based on a 10-year cash flow model.

The internal valuation shows a long-term value determined on an earnings basis of SEK 16,551 million, corresponding to a surplus value of SEK 4,375 million. Net asset value per share could, after deduction for full tax of 28 % be calculated at SEK 171 per share compared with SEK 155 per share at the end of last year. The change of SEK 16 consists of the year's cash flow after tax of SEK 10, the year's value increase of properties of SEK 11.50 and a dividend of SEK –5.50.

Real estate value and net asset value as at 31-12-2001

SEKm	Valuation	*Valuation SEK/sq.m*	Book value	Surplus value /NAV
Office/Retail	9 068	*9 004*	6 685	2 383
Warehouse/Industrial	4 543	*4 199*	3 487	1 056
Residential	1 353	*8 960*	1 015	338
Projects and land	1 587	–	989	598
Total	16 551		12 176	4 375
Deferred tax, 28 %				- 1 225
Disclosed equity				3 843
Net asset value				6 993
NAV per share (41 million shares), SEK				171

The starting point for the internal valuation was an individual assessment for each property of both its future earnings capacity and its required yield. The required yield, which is based on assumed real interest of 4 % and inflation of 1.5 %, lies in the interval 8.1-10.3 % for office/retail, 9.9-13.2 % for warehouse/industrial and 7.0-8.0 % for residential. The required yield is used to discount the estimated future cash flow. Projects under way have been valued according to the same principles, but with deductions for remaining investments. Building permissions and land have been valued at an estimated market value per square metre.

To guarantee the valuation, 100 properties, representing 55 % in terms of value, have been valued by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, and also to reflect the composition of the portfolio as a whole in terms of the type and geographical location of the properties. Svefa´s valuation of the selected properties amounted to SEK 9,496 million within a value range of +/- 5-10 %. Castellum´s valuation of the same properties amounted to SEK 9,172 million.

It should, however, be emphasised that a property's true value only can be confirmed when it is sold. Property valuations are calculations performed according to accepted principles and on the basis of certain assumptions. The value ranges stated should be viewed as an indication of the uncertainty that may exist in such assessments.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council´s recommendations and the declarations of the Swedish Financial Accounting Standards Council´s Emergency group.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 923 million (–17), of which SEK 937 million (0) was dividend and group contribution from subsidiaries. Turnover, which consists mainly of intra-group services, was SEK 8 million (8).

Besides liquid assets of SEK 0 million (1), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 2,889 million (2,537) and interest-bearing internal financing of the subsidiaries was 8,469 million (6,805). Financing has chiefly been provided through shareholders´ equity of SEK 3,146 million (2,304) and external long-term liabilities of SEK 8,112 million (7,001).

Proposed dividend

The board intends to propose to the Annual General Meeting a dividend of SEK 6.50 per share. The proposal, which involves an increase of 18 % against the previous year, corresponds to a dividend ratio of 63 %.

Gothenburg, January 29, 2002

Lars-Erik Jansson
CEO

Income Statement

SEKm	2001 Oct-Dec	2000 Oct-Dec	2001 Jan-Dec	2000 Jan-Dec
Rental income	400	373	1 571	1 435
Operating expenses	– 77	– 71	– 278	– 244
Maintenance incl. tenant improvements	– 29	– 37	– 107	– 110
Ground rent	– 4	– 4	– 16	– 16
Real estate tax	– 13	– 15	– 57	– 55
Leasing and property administration	– 22	– 24	– 86	– 88
Net operating income before depreciation	**255**	**222**	**1 027**	**922**
Depreciation	– 27	– 26	– 108	– 100
Net operating income from property administration	**228**	**196**	**919**	**822**
Property sales				
Net sales proceeds	211	164	635	598
Book value	– 200	– 148	– 506	– 456
Income from property sales	**11**	**16**	**129**	**142**
Central administrative expenses	– 19	– 18	– 67	– 61
Items distorting comparison	–	–	–	– 12
Operating income	**220**	**194**	**981**	**891**
Net financial items	– 107	– 101	– 414	– 360
Income after net financial items	**113**	**93**	**567**	**531**
Current paid tax	–	– 2	–	– 1
Deferred tax	– 16	– 19	– 141	– 134
Net income for the period/year	**97**	**72**	**426**	**396**

Financial ratios

Income from property management, SEKm	102	77	438	401
Cash flow from management, SEKm	129	101	546	500
Net operating income margin	64 %	60 %	65 %	64 %
Interest coverage ratio	221 %	202 %	232 %	239 %
Return on equity			11.4 %	9.9 %
Return on total capital			8.1 %	8.0 %
Borrowing ratio			66 %	66 %
Equity/assets ratio			30 %	32 %
Adjusted equity/assets ratio			41 %	42 %

Data per share

Average number of shares, thousand	*41 000*	*41 322*	*41 000*	*46 628*
Earnings after tax, SEK	2.37	1.74	10.39	8.49
Income from property management, SEK	2.49	1.86	10.68	8.60
Cash flow from management, SEK	3.15	2.44	13.32	10.72
Number of outstanding shares, thousand			*41 000*	*41 000*
Dividend, SEK (for 2001 proposed)			6.50	5.50
Dividend ratio			63 %	65 %
Book value of real estate, SEK			297	269
Shareholders' equity, SEK			94	89
Net asset value, SEK			171	155

Balance Sheet

SEKm	2001 31 Dec	2000 31 Dec
Assets		
Real estate	12 176	11 044
Deferred tax asset	127	268
Other fixed assets	55	56
Current receivables	339	62
Cash and bank	20	11
Total assets	**12 717**	**11 441**
Shareholders' equity and liabilities		
Shareholders' equity	3 843	3 642
Interest-bearing liabilities	8 254	7 245
Non-interest-bearing liabilities	620	554
Total shareholders' equity and liabilities	**12 717**	**11 441**

Changes in equity

SEKm	2001 Jan-Dec	2000 Jan-Dec
Opening amount	3 642	3 969
Effect from new accounting principle income tax	–	401
Adjusted opening amount	3 642	4 370
Dividend SEK 5.50 (4.50) per share	– 225	– 225
Redemption programme	–	– 705
Repurchase of shares	–	– 194
Net income for the year	426	396
Closing amount	**3 843**	**3 642**

Cash Flow Statement

SEKm	2001 Jan-Dec	2000 Jan-Dec
Net operating income before depreciation	1 027	922
Central administrative expenses	– 67	– 61
Net financial items	– 414	– 360
Tax paid, income from property management	–	– 1
Cash flow from management	**546**	**500**
Items distorting comparison	–	– 12
Difference between interest paid and interest expenses	18	39
Change in working capital	21	50
Cash flow before investments	**585**	**577**
Real estate investments	– 1 741	– 1 352
Real estate sales	635	598
Change receivables/liabilities at sales/acquisitions of properties	– 249	– 357
Other net investments	– 5	– 4
Cash flow after investments	**– 775**	**– 538**
Change in long-term liabilities	1 009	1 575
Change in long-term receivables	–	2
Redemption/Repurchase of shares.	–	– 899
Dividend	– 225	– 225
Change in cash and bank	**9**	**– 85**
Cash and bank opening balance	11	96
Cash and bank closing balance	**20**	**11**

Summary over several years

SEKm	2001	2000	1999	1998	1997
Income Statement					
Rental income	1 571	1 435	1 256	1 200	1 131
Property costs	– 544	– 513	– 495	– 514	– 530
Net operating income	1 027	922	761	686	601
Depreciation	– 108	– 100	– 89	– 83	– 78
Central administrative expenses	– 67	– 61	– 55	– 57	– 52
Net financial items	– 414	– 360	– 271	– 271	– 234
Income from property management	**438**	**401**	**346**	**275**	**237**
Income from property sales	129	142	109	89	64
Items distorting comparison	–	– 12	–	–	– 10
Tax	– 141	– 135	– 127	– 102	– 81
Net income for the year	**426**	**396**	**328**	**262**	**210**
Balance Sheet					
Real estate	12 176	11 044	10 242	8 695	8 586
Deferred tax asset	127	268	401	528	629
Other assets	414	129	272	339	197
Total assets	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Shareholders' equity	3 843	3 642	4 370	4 263	4 182
Interest-bearing liabilities	8 254	7 245	5 670	4 765	4 795
Non-interest-bearing liabilities	620	554	875	534	435
Total shareholders' equity and liabilities	**12 717**	**11 441**	**10 915**	**9 562**	**9 412**
Financial ratios					
Income from property management, SEKm	438	401	346	275	237
Cash flow from management, SEKm	546	500	435	357	315
Net operating income margin	65 %	64 %	61 %	57 %	53 %
Interest coverage ratio	232 %	239 %	261 %	232 %	235 %
Return on equity	11.4 %	9.9 %	7.6 %	6.2 %	5.1 %
Return on total capital	8.1 %	8.0 %	7.1 %	6.7 %	5.7 %
Investment in properties, SEKm	1 741	1 352	1 993	712	867
Borrowing ratio	66 %	66 %	57 %	55 %	56 %
Equity/assets ratio	30 %	32 %	40 %	45 %	44 %
Adjusted equity/assets ratio	41 %	42 %	49 %	–	–
Data per share					
Average number of shares, thousand	*41 000*	*46 628*	*50 000*	*50 000*	*50 000*
Earnings after tax, SEK	10.39	8.49	6.56	5.24	4.20
Income from property management, SEK	10.68	8.60	6.92	5.50	4.74
Cash flow from management, SEK	13.32	10.72	8.70	7.14	6.30
Number of outstanding shares, thousand	*41 000*	*41 000*	*50 000*	*50 000*	*50 000*
Dividend, SEK (for 2001 proposed)	6.50	5.50	4.50	3.50	2.75
Dividend ratio	63 %	65 %	69 %	67 %	65 %
Book value of real estate, SEK	297	269	205	174	172
Shareholders' equity, SEK	94	89	87	85	84
Net asset value, SEK	171	155	132	–	–

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the year the company had about 7,100 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen from the table below

Shareholders on 31-12-2001

	No. of shares Thousand	Percentage of voting rights and capital
Gamla Livförsäkringsaktie-bolaget SEB Trygg Liv	2 408	5.9 %
Andra AP-fonden	2 019	4.9 %
Livförsäkringsaktiebolaget Skandia	1 647	4.0 %
Tredje AP-fonden	1 360	3.3 %
AFA Sjukförsäkrings AB (OM)	1 286	3.2 %
Sjätte AP-fonden	1 145	2.8 %
Laszlo Szombatfalvy	1 000	2.4 %
Fjärde AP-fonden	997	2.4 %
Handelsbanken Liv Försäkrings AB	773	1.9 %
SEB Sverige Aktiefond 1	627	1.5 %
Other shareholders registered in Sweden	13 885	33.9 %
Shareholders registered abroad	13 853	33.8 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 31 December 2001


Sweden 66 %
of which
Funds, insurance comp. etc 27 %
Private persons, private comp. 19 %
AP-funds 13 %
Trusts, associations etc 7 %
USA 12 %
UK 9 %
Netherlands 7 %
Other 6 %

The Castellum share price as at 28 December 2001 was SEK 108.50 equivalent to a market value of SEK 4.4 billion, calculated on the number of outstanding shares. During 2001 the total yield of the share has been 9.6 %, including dividend of SEK 5.50. During the same period the total yield of Stockholm Stock Exchange (SIX Return Index) was -14.8 % and in the Swedish real estate sector (EPRA Sweden Return Index SEK) -2.0 %. The total yield for European listed real estate companies (EPRA Europe Return Index Euro) was -0.6 % during 2001.

Since IPO on May 23, 1997 the total yield of the Castellum share, including dividends and redemption right, has been 146 % compared with the issue price of SEK 51. This is equivalent to an average of 22 % per year.

Since the beginning of the year, a total of 33.2 million shares were traded, equivalent to an average of approximately 133,000 shares per day. On an annual basis this is equivalent to a turnover of 81 %.

Share price trend and turnover since IPO 23 May 1997 until 25 January 2002


Turnover, million shares per month
Share price SEK
Castellum share price
Castellum total yield
Stockholm Exchange SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
1997
1998
1999
2000
2001
2002

The proposed dividend of SEK 6.50 corresponding to a yield of 6 % calculated at the share price at the end of the year. The historical yield (latest proposed/executed dividend in relation to share price) is shown below.

Castellum share's yield


8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
1998
1999
2000
2001

The result after tax per share 2001 amounted to SEK 10.39 . Compared with the price at the end of the year, this gives a P/E-count of 10. Cash flow per share amounted to SEK 13.32, which gives a P/CE count of 8. Historic P/E and P/CE (share price in relation to rolling four quarter result) is shown below.

Castellum share's P/E (red) and P/CE (blue)


25
20
15
10
5
0
1998
1999
2000
2001

Net asset value per share amounted at the end of the year to SEK 171. The share price therefore constitutes 63 % of calculated substance. Historical key figures in this relationship are shown below.

Castellum share's price/Net asset value


100 %
90 %
80 %
70 %
60 %
50 %
2000
2001



Financial reporting

The Annual Report for 2001 will be kept on view in Castellum's head office from the middle of February. The printed Annual Report will be distributed by post to the shareholders in the turn of the month, February/March 2002.

Interim Report January-March 2002	22 April 2002
Half-Year Report 2002 January-June 2002	14 August 2002
Interim Report January-September 2002	21 October 2002
Year-end Report 2002	28 January 2003

For further information please contact Lars-Erik Jansson, CEO or Håkan Hellström, CFO/deputy CEO, tel +46 31 60 74 00 or visit Castellum's website, www.castellum.se

Castellum ABs Annual General Meeting will take place on Thursday March 21st 2001 at 17.00 in the Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg.

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Göteborg, Sweden
Telephone +46 31-744 09 00
Fax +46 031-51 88 08
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158,
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-29 28 92
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Flanaden 3
Box 148,
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
varnamo@corallen.se
www.corallen.se

Harry Sjögren AB
Flöjelbergsgatan 7 B,
SE-431 37 Mölndal, Sweden
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harry-sjoegren.se
www.harry-sjoegren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31 60 74 00 • Fax +46 31 13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

PRESS RELEASE

Gothenburg, February 1, 2002

Castellum earned SEKm 48 on property sales

The real estate company Castellum has, through its local subsidiaries, sold building permissions and commercial properties in the Stockholm region and Gothenburg at a total of SEK 100 million, with a capital gain of SEK 48 million.

Through the subsidiary Fastighets AB Brostaden, Castellum has disposed of land with building permissions for housing of in all about 29,000 square metres in Smista Park, close to Kungens Kurva in Huddinge south of Stockholm. The building permissions came about through an active development work, which has resulted in a new, confirmed local town plan for the area. The total sales price amounted to SEK 45 million, implying a capital gain of SEK 29 million. In Smista Park, Brostaden has also sold a commercial building permission of about 4,500 square metres at a price of SEK 7 million with a capital gain of SEK 5 million. After these sales, Brostaden´s holding of commercial building permissions in Smista Park amount to about 100,000 square metres.

Brostaden has as well sold a partition of a smaller office and industrial property in Veddesta in the Järfälla municipality. This sale included an industrial building of about 500 square metres and grounds of about 3,150 square metres. The sales price was approximately SEK 4 million, which implied a capital gain of about SEK 1 million.

In the Sisjön industrial area in Gothenburg, Harry Sjögren AB has sold a fully let office and retail property of 5,255 square metres for SEK 44 million with a capital gain of SEK 13 million.

Inclusive of the above sales, the capital gains from property sales accounted for so far during 2002 amount to approximately SEK 104 million.

Castellum, which is one of the major real estate companies in Sweden operating solely in the real estate sector, owns properties with a book value of about SEK 12 billion. The total lettable area, which comprises commercial premises as well as residential housing, amounts to 2.3million square metres. The real estate portfolio, which is owned and managed by six local subsidiaries, is concentrated in Greater Gothenburg, the Öresund region, Greater Stockholm, western Småland and Mälardalen. The Castellum share is listed on the Stockholm Exchange O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56